Exhibit 99.1

NLS Pharmaceutics Announces Publication of New Patent Application for Next-Gen Dual Non-Sulfonamide Orexin Receptor Agonists (DOXA)

Zurich, Switzerland - June 11, 2024 - NLS Pharmaceutics Ltd. (NASDAQ:NLSP)(NASDAQ:NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company dedicated to pioneering therapies for rare and complex central nervous system disorders, today announced the publication of the latest patent application (PCT/WO2024115797) by Aexon Labs with the World Intellectual Property Organization (WIPO). The patent will be used by NLS pursuant to its existing and previously announced license agreement with Aexon Labs.

“This new patent application covers groundbreaking advancements in a novel series of dual orexin receptor agonists targeting narcolepsy as the primary indication and neurodegenerative conditions such as Parkinson’s disease as secondary indications,” said Eric Konofal, MD, PhD, Chief Scientific Officer of NLS Pharmaceutics, President of Aexon Labs, and inventor of the Dual Orexin Receptor Agonist platform (DOXA). “This application highlights the continued commitment from NLS to pioneer therapeutic approaches to address significant unmet medical needs.”

Key Highlights :

●	Innovative Dual Orexin Receptor Agonists: The patent application introduces a completely new series of molecules, licensed to NLS from Aexon Labs, acting primarily as dual orexin receptor agonists (OX1R and OX2R). These multitarget compounds have demonstrated efficacy in vitro, showing potential to not only mitigate narcolepsy symptoms, but also to slow the progression of neurodegenerative diseases.

●	Non-Sulfonamide Compounds: Unlike many current treatments acting as orexin receptor agonists, these innovative non-sulfonamide derivatives have the potential to reduce the risk of side effects and adverse reactions associated with traditional sulfonamide medications. This characteristic may both broaden their potential use and improve patient safety.

●	Mechanism of Action: The new molecules enhance neurotransmitter release and protect neuronal health by modulating orexin receptors (OX1R/OX2R) and integrating neuroinflammation protection through cathepsin H (CTSH) inhibition. This combined action targets both sleep regulation and neurodegeneration, offering the potential for significant therapeutic benefits for patients.

●	Therapeutic Implications: CTSH is involved in proteolytic degradation and antigen presentation, influencing autoimmune responses in narcolepsy. Inhibiting CTSH could protect neuronal cells by disrupting the proteolytic pathway. When combined with dual orexin receptor agonist action, this approach could significantly enhance orexin signaling stability and mitigate symptoms. Neuroprotective strategies focusing on reducing neuroinflammation and modulating immune responses could further improve therapeutic outcomes.

●	Focus on Narcolepsy: These compounds are designed primarily to treat narcolepsy by activating orexin pathways, which are crucial for maintaining wakefulness and regulating sleep patterns. By addressing the core pathology of narcolepsy, these dual orexin receptor agonists provide a novel and effective treatment approach.

●	Application in Neurodegenerative Diseases: Beyond narcolepsy, these multitarget molecules show promise for treating conditions like Parkinson’s disease by targeting neurodegenerative processes such as OX1R and a-synuclein. This represents a significant advancement in developing treatments that could improve quality of life and disease outcomes for patients.

Recent Advances and Presentations from NLS Pharmaceutics and Aexon Labs:

At Sleep 2024 (Houston, June 1-5), data on selective OX2R agonists highlighted their limitations, including receptor desensitization and reduced efficacy at higher doses. In contrast, a new generation of compounds from Aexon Labs, presented at the 2024 ASCP Annual Meeting (Miami, May 27-31), targets both OX1R and OX2R while also preventing the destruction of orexin cells through an inhibitory effect on CTSH. These multitarget compounds, with their broader affinity, show fewer issues related to high-affinity binding and efficacy loss, suggesting a more stable pharmacological profile and better long-term outcomes.

About Narcolepsy

Narcolepsy is a lifelong sleep disorder caused by the autoimmune-mediated loss of 70,000–90,000 orexin-producing neurons in the hypothalamus. It is characterized by excessive daytime sleepiness, cataplexy, and rapid eye movement (REM) sleep abnormalities, and is tightly associated with the human leukocyte antigen HLA-DQB1*06:02. Other predisposing factors for narcolepsy include associations with polymorphisms in the T-cell receptor alpha and beta genes, whose products recognize antigens presented by HLA molecules, and the CTSH gene.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

About Aexon Labs, Inc.

Aexon Labs is conducting leading edge research on new compounds to address unmet needs in neurodegenerative disorders, defined by the breakdown of neurons over time. Alzheimer’s, Parkinson’s, Huntington’s, Narcolepsy and Amyotrophic Lateral Sclerosis are just a few examples of brain disorders that have no cure. Current treatments do not address the root cause of each disorder and often lack therapeutical effectiveness and safety for these neurological disorders. Eric Konofal, MD, PhD, Chief Scientific Officer of NLS Pharmaceutics, is also the president and founder of Aexon Labs. Both Dr. Konofal and Alex Zwyer, CEO of NLS Pharmaceutics are shareholders of Aexon Labs.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of NLS’ and Aexon Labs’ products and the new patent. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Contact:

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